Exhibit 99.1

Voting Results of 2021 Annual General Meeting

At Gracell Biotechnologies Inc.’s (the “Company”) annual general meeting of shareholders held on July 9, 2021 (the “AGM”), the Company’s shareholders:

•	Elected Mr. Christophe Lee to serve as Class I director of the Company.

A total of 263,917,715 ordinary shares, including those underlying ADSs, representing approximately 78.53% of the ordinary shares issued and outstanding as of June 2, 2021, the record date, were present in person or by proxy at the AGM. The results of the votes are as follows:

Resolution	For		Against			Abstain
	Votes	%	Votes	%		Votes	%
Election of Director
Mr. Christophe Lee (Class I)	263,914,530	99.999	265		*	2,920	0.001

*	Represents less than 0.001% of votes.